FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 01 August 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Statement on the publication of the 2016 EBA EU-wide stress test results

01 August 2016

The Royal Bank of Scotland Group plc ("RBS") notes the announcement made today by the European Banking Authority ("EBA") and the Prudential Regulation Authority ("PRA") regarding the results of the 2016 EBA EU-wide stress test.

The 2016 EBA EU-wide stress test does not contain a pass/fail threshold.

On a fully loaded Basel 3 basis, RBS's modelled Common Equity Tier 1 ("CET1") ratio under the adverse scenario was 8.1% as at 31 December 2018. The low point CET1 ratio under this scenario was 7.8% as at 31 December 2017.

RBS's modelled leverage ratio under the adverse scenario was 3.6% on a fully loaded Basel 3 basis and 4.2% under the PRA transitional definition for leverage ratio as at 31 December 2018. The low point leverage ratio under this scenario was 3.5% on a fully loaded Basel 3 basis as at 31 December 2016 and 4.2% under the PRA transitional definition as at 31 December 2017.

The cumulative impacts on modelled operating profit, impairments in the banking book and losses in the trading book under the adverse scenario over the three years to 31 December 2018 are shown in the table below.

Table 1 - EBA CET1 ratio stress test result under the Adverse scenario

Fully loaded Basel 3
31 December 2015 published CET1 ratio	15.5%
(GBPm)
3-year cumulative net interest income	25,331
3-year cumulative gains on financial assets and liabilities held for trading or designated at fair value through profit and loss, net	1,197
3-year cumulative impairments on financial assets not measured at fair value through profit or loss	(7,916)
3-year cumulative profit / (loss) for the year(1)	(11,151)
CET1 capital	23,577
EBA calculated risk-weighted assets	291,624
Resulting EBA-calculated CET1 ratio in 2018	8.1%
(1) Including stressed conduct and litigation losses.

Table 2 - EBA leverage ratio stress test result under the adverse scenario

Fully loaded Basel 3 basis
31 December 2015 published leverage ratio	5.6%
(GBPm)
Tier 1 capital	29,415
Total leverage ratio exposures	702,462
Resulting EBA-calculated leverage ratio in 2018	3.6%
Note: The EBA stress test results are based on hypothetical adverse and baseline macroeconomic scenarios and a common methodology developed by the EBA (including a static balance sheet) applied across all participating banks. Neither the baseline scenario nor the adverse scenario should in any way be construed as an RBS forecast or directly compared to other information prepared by RBS.

The EBA stress test results cannot be used to infer outcomes of the 2016 Bank of England ("BoE") stress tests for UK banks. There are key distinctions between the two regulatory stress tests, including a static balance sheet assumption for the EBA exercise therefore a number of initiatives such as balance sheet reduction (including asset sales and divestments), business growth and cost savings are not factored into the stress outcomes.

The EBA stress tests, like those run by the BoE, currently include substantial stressed conduct and litigation charges in the adverse scenario only, primarily in relation to US RMBS.

Commenting on the results, Ewen Stevenson, Chief Financial Officer, said:

"The EBA stress test results demonstrate our continued progress towards transforming the balance sheet to being safe and sustainable. Over recent years we have materially strengthened our CET1 ratio, substantially reduced our balance sheet and leverage, and continued to de-risk our asset exposures.

We are confident that in delivering our strategy, we will transform RBS into a low risk, resilient bank."

RBS will announce its 2016 Interim Results on Friday, 5th August 2016.

The detailed results of the stress test, as well as information on RBS exposures to central, regional and local governments in the European Economic Area, are available via the link below:

http://www.eba.europa.eu/risk-analysis-and-data/eu-wide-stress-testing/2016/results

For further information, please contact:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations
+44 (0) 131 523 4205

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's  actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.
ENDS

Date: 01 August  2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary